FILED BY CENTENE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

The following is a transcript of an investor call held on March 27, 2019 in connection with Centene Corporation’s proposed acquisition of WellCare Health Plans, Inc. Although every effort has been made to provide an accurate transcription, there may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

CENTENE/WELLCARE TO COMBINE

Moderator: Michael Neidorff

March 27, 2019

8:00 a.m. ET

OPERATOR:	This is Conference # 8479407.

Operator:	Ladies and gentlemen, thank you for standing by, and welcome to today’s conference call and webcast to discuss Centene and WellCare’s combination. At this time, all participants have been placed in listen-only mode. The call will be open for your questions following the presentation.

As a reminder, this conference call is being recorded. And the press release and slide presentation regarding today’s announcement are available on the Investor Relations section of each company’s website. The archived replay can be accessed on both company’s websites following the call. If you require assistance during today’s call, please press “star” then “0” and an operator will assist you offline.

I would now like to turn the call over to Ed Kroll, Head of Investor Relations for Centene. Sir?

Edmund Kroll:	Thank you, (Maria), and good morning, everyone. I’m Ed Kroll, Head of Investor Relations for Centene. Thanks for joining us on our conference call to discuss Centene’s combination with WellCare announced earlier this morning.

With us this morning are: Michael Neidorff, Chairman and CEO of Centene; Ken Burdick, WellCare CEO; and Jeff Schwaneke, EVP and CFO of Centene. Also joining for the Q&A portion of the call is Jesse Hunter, Centene’s EVP of M&A and Chief Strategy Officer. Please note, a slide deck is available to accompany this call on the investors section of the Centene website under presentations.

These materials are also posted to a joint website that is accessible from both centene.com and wellcare.com, or you can reach it at centene-wellcare.com. Any remarks that Centene and WellCare may make about future expectations, plans and prospects constitute forward-looking statements for purposes of the Safe Harbor provision under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in Centene’s most recently filed Forms 10-K for the fiscal year ended December 31, 2018.

Centene anticipates that subsequent events and developments will cause it’s estimates to change. While the company may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

I also want to remind you that our company’s policy is that we undertake no obligation to update earnings guidance other than as part of its quarterly or yearly earnings disclosure, and that silence on guidance by the company or company officials should not be interpreted that guidance has or has not changed.

With that, I’ll turn – I’ll now turn the call over to Centene’s Chairman and CEO, Michael Neidorff. Michael?

Michael Neidorff:	Thank you, Ed. Good morning, everyone. Today, we announced that Centene will acquire WellCare in a transaction valued at $17.3 billion pursuant to the terms of a definitive merger agreement. I’ll start by providing an overview of the combination before turning it over to Ken to share some additional color. I’ll then discuss the strategic rationale and significant value in creation of the combination. Jeff Schwaneke, our CFO, will discuss the synergies and financial details, and then we’ll open the lines for questions.

Beginning now on Slide 6. The combination of Centene and WellCare bring together two high-performing companies to create a premier health care enterprise focused on government-sponsored programs. We will be a leader in Medicaid, Medicare and the Health Insurance Markets. Combined with organic growth and strategic acquisitions, Centene has become a transformational leader in the government-sponsored health care sector. This transaction delivers compelling benefits to all of our stakeholders, and is a next logical step in our growth strategy.

Today, Centene and WellCare will have the size, scale and experience and expertise to better serve our members and government partners. This will further our shared commitment to the communities in which our members providers, and employees live and work. This will deliver significant long-term value to our collective shareholders. The combined company will have estimated pro forma 2019 revenues of approximately $97 billion, and a pro forma EBITDA of $5 billion, based on the most recent 2019 outlooks publicly reported by both companies.

It enables us to expand our national footprint with meaningful product and geographic business [inaudible]. The combined company will serve approximate 22 million individuals across all 50 states in the U.S. We will offer affordable and high-quality products to more than 12 million Medicaid and approximately five million Medicare recipients, including Medicare Prescription Drug Plans or PDP, and individuals served in the Health Insurance Marketplace and TRICARE programs.

As a combined company, we will provide access to more comprehensive and differentiated solutions with a continued focus on high-quality health care services. With the addition of WellCare, we expect to bolster and diversify our product offerings, increase our scale and have access to new markets. This will enable us to continue investing in technology and better serve members with innovative programs designed to meet their needs.

Centene and WellCare have a strong shared commitment to our local communities, and they believe that health care is best delivered locally. We believe that our similar approach and values will help further ensure that we achieve a seamless integration.

The synergies are compelling, especially over the long term. We expect the transaction to give generally mid-single-digit adjusted EPS accretion in year two, and be slightly dilutive to adjusted EPS in year one. Jeff will expand on this in more detail later in his discussion.

Turning to Slide 7. This transaction combines two companies with strong momentum and track records of growth, operational execution and value creation. Centene’s growth has been both strategic and rapid. Over the past three decades, we have grown significantly to become the largest Medicaid managed care organization in the country. The largest carrier of Health Insurance Marketplace and a national leader in managed long-term services and support.

Importantly, both Centene and WellCare has strong records of executing successfully and integrating acquisition. We are confident that this combined experience will greatly benefit this transaction as well. The combination of Centene and WellCare provides significant value creation for our shareholders, members and government parties. We are committed to realizing the full benefits of the transaction.

I’ve long admired the WellCare organization and have a great deal of respect for their talented team, especially given their accomplishments under Ken’s leadership in recent years. I look forward to working with Ken, Drew and rest of the WellCare team to drive growth and build on our experience of more than 30 years.

I will now turn over to Ken, the CEO of WellCare, who will walk you through highlights of the WellCare and what they bring to Centene and the details of our transaction. Ken?

Kenneth Burdick:	Thanks, Michael. I’m pleased to be here today and share your enthusiasm for the future of our two great companies. Continuing on Slide 7, WellCare has had an impressive performance over the last five years, generating more than 235 percent in returns for our shareholders.

Since our founding in 1985, we’ve worked hard to transform our business into one of the leading Medicaid and Medicare players in the country, with 5.5 million members, excluding the PDP business, we recently acquired from Aetna which will be incorporated into our results beginning January 1, 2020, and in excess of $26 billion in total revenue projected for yearend 2019.

We believe WellCare is well positioned strategically with our local approach and high-touch integrated care model. This incorporates members physical, behavioral, pharmaceutical and socioeconomic needs. Like us, Centene believes that this approach is vital to improve health outcomes for recipients.

During the diligence process, we confirmed what we had believed. WellCare and Centene are serious about advancing our platforms, programs and technology, organically and via smart acquisitions. We are glad to be combining with the company that shares our unrelenting focus on members and the health of our communities. Together, Centene and WellCare will be a diversified company better able to deliver fully-integrated high-quality cost-effective services with strong competitive positioning and significant resources.

The terms of the transaction are highlighted on Slide 8. What I’d like to emphasize is that by joining forces with Centene, a company that also has a deep history, expertise and focus, on the government-sponsored health care market, I am confident that we will be able to drive value for all stakeholders, in particular, our shareholders will receive an immediate premium for their investment and will also have the ability to participate in the significant upside potential of the combined company. Drew Asher and I expect to join the Centene Senior Management team and look forward to working with Michael and the entire Centene team to deliver on the tremendous value proposition of our combination.

I will now turn it back to Michael.

Michael Neidorff:	Thank you, Ken. Slide 9 shows the power and scale of the combination. At our recent investor day, we discussed that size of scale are important both strategically and operationally. It affords us the resources to invest in technology, systems, markets, products and capabilities, to improve our short and longer-term competitive position. It also enables us to continue to diversify our businesses and navigate the changing health care landscape.

Slide 10 shows our pro forma membership by products relative to our peers. Upon completing transaction, we will have an enhanced presence in government-sponsored health care solutions to WellCare’s Medicare Advantage and Medicare PDP. In addition, the combined company, will benefit from Centene’s growing position to the Health Insurance Marketplace, which we will be able to leverage in new markets.

Turning to Slide 11, you will see that in addition to our product diversification, we are also geographically diverse. Centene’s portfolio is and always has been member-centric and built to support our local delivery model. With WellCare, we will expand our footprint from operations, from 32 to all 50 states. This will provide greater benefits to more members, providers, partners and drive value for shareholders.

The combination adds WellCare’s health brands in Hawaii, Kentucky and New Jersey and enhanced presence Most importantly, our proven local approach will not change, as many of you know, a core part of Centene’s strategy is to go beyond traditional health care to partner with states and other key stakeholders to offer programs and services. We look forward to continuing this commitment and applying it across an even greater footprint for the benefits of all stakeholders.

Looking at Slide 12, Centene success to date is a reflection of the strength of our diversification strategy and portfolio approach. We have continued to diversify and add capabilities. That drives significantly significant revenue growth and significant opportunities for margin expansion. The combination of Centene and WellCare will be built significantly on this competitive advantage.

Pro forma revenue makes will consist of 65 percent of revenue for Medicaid, 15 percent for Medicare and 15 percent for the Health Insurance Marketplace. To this revenue diversification, we are our reinforcing strong and favorable position to serve our members and government partners. We are also enhancing our growth platform, so we can provide more individuals with high-quality health care services on a cost-effective basis.

Turning to Slide 13. As two well-managed companies we will be able to leverage our best-in-class capabilities and strong technology foundation, the move towards more sophisticated management and health care products. WellCare brings to Centene, high-quality Medicare capabilities, including a strong Medicare Advantage platform. And further extends Centene’s robust Medicaid offerings. This expertise provides a compelling growth opportunity given the country’s aging demographics. Further it’s complimentary to Centene’s focus on low income Medicare eligible individuals.

Turning to Slide 14, we expect to acquire Centene’s strong technology foundation across the combined company. Many of you may have heard me say that at our core Centene is becoming a technology company that does health care. We were constantly working to redefine what we can do with technology to transform the health of our communities in bold and pioneering ways. Our continued advancements in technology and use of proprietary tools as interpreta has significantly enhanced our ability to scale, coordinate and managed care.

With our purpose and innovation, we deliver better health outcomes at lower costs. We are looking forward to apply this proven approach across an even greater national footprint. We recognized the need for value-based solutions, increased transparency and efficiency across the pharmacy industry. The combined company’s broad portfolio of pharmacy assets make it will positioned to drive value for our government customers.

Turning to Slide 15. Through this transaction, we are bringing together two organizations with both shared values and missions. Both companies have strong commitments to the communities in which our members, providers and employees live and work. Together Centene and WellCare will enhance their already robust efforts to address the social of health. These includes food insecurity, housing instability, homelessness, unemployment, lack of access to transportation, and other non-medical barriers to health.

We believe our local living model combined with our integrated approach to health care will continue to be a key factor driving our success.

Now I’d like to turn the call over to our CFO, Jeff Schwaneke.

Jeffrey Schwaneke:	Thanks, Michael. Turning now to Slide 16. Where I’ll walk through some of the financial details and benefits of the transaction. Upon completion of the transaction, Centene shareholders will own approximately 71 percent of the combined entity with WellCare shareholders owning approximately 29 percent.

In the second full year following close, the transaction is expected to generate adjusted diluted EPS accretion in the mid-single digits. While we expect year one to be slightly dilutive, there is a compelling value proposition over the long term. These include opportunities to bolster our product offerings, increase our scale and access new markets.

We also expect to incur approximately $350 million in onetime transaction cost, which will be excluded from adjusted EPS. The transaction is not contingent upon financing. Centene intends to fund the cash portion of the acquisition primarily through debt financing. We have a financing commitment from Barclays of $8.35 billion.

Upon closing, Centene expects our debt-to-capital ratio to be approximately 40 percent. We were mindful in our capital structure, balancing accretion and the leverage ratio post-close and intend to use our strong earnings and cash flow to achieve our previously discussed targeted debt-to-capital ratio in the mid- to upper-30 percent range within 12 to 18 months post-close.

The transaction, which we expect to complete in the first half of 2020, is conditioned on clearance under the Hart-Scott-Rodino Act, receipt of required strict regulatory approvals and other customary closing conditions. The transaction also requires approval by Centene and WellCare shareholders. We conducted a thorough review with our advisors, and both Centene and WellCare are confident in the ability to obtain regulatory approval and complete the transaction.

On Slide 17, in terms of synergies, the combination is expected to generate approximately $500 million in annual net cost synergies by year two. The synergies are driven by G&A efficiencies and improved economies of scale in pharmacy and medical cost management. Longer-term, we believe there is an ability to realize additional synergies, driven primarily by the ability to expand our product offerings in additional geographic areas and capture additional G&A synergies driven by full consolidation of operating platforms.

We also expect to leverage WellCare’s Medicare capabilities across markets, optimize IT systems and process management. These synergies would be in addition to our ongoing Centene forward initiatives. From now through close, we will have a dedicated group of people from both companies, who will assist with the integration planning and synergy capturing efforts.

As we bring our teams together, we will take the same thoughtful and comprehensive approach as we did with Centene’s recent acquisitions. Most importantly, we will do all we can to reserve and build on the great member-centric cultures that power Centene and WellCare to achieve strong results for our shareholders and improved health outcomes for our members.

I’m now on Slide 18. We have effectively used M&A to accelerate our growth strategy over the last several years. The acquisition of Health Net in 2016 expanded our footprint in California, Arizona and Oregon and, added Federal Services capabilities to Centene. With our Fidelis Care acquisition in 2018, we entered New York and solidified our leadership position in the four largest managed care states by memberships.

And today, with the acquisition of WellCare, we expand our national Medicaid leadership and create one of the leading Medicare platforms in the country. The execution of our strategic growth plan has created a diversified leader in government-sponsored health care. Through these acquisitions and organic growth, we have more than tripled the size of the company and delivered shareholder returns of over 975 percent since 2010.

I will now turn the call back to Michael.

Michael Neidorff:	Thanks, Jeff. Turning to Slide 19. As you can see, there are numerous advantages and significant value that Centene and WellCare has unlocked as a combined organization. We have taken a very long (inaudible) inside and are highly confident in what we have discussed today.

This is a new day for the industry. We expect to offer great programs for our members, partners and communities. We will be an enterprise and attracts the absolute best and brightest. We are confident this transaction will create significant value for our shareholders, state partners and individuals, as well as other stakeholders.

Importantly, we will remain true to lour purpose of transforming the health of the community one person at a time.

Thank you, again, for joining us today. We’ll now open the lines for Q&A. Operator?

Operator:	Thank you. The floor is now open for questions. At this time, if you have a question, please press “star,” “1” on your touchtone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the “pound” key. In the interest of time, we do ask that you please limit yourself to one initial and one follow-up question.

Our first question comes from Josh Raskin of Nephron Research.

(Mary):	Good morning. It’s Mary on for Josh. Historically, Centene has paid relatively modest premiums so the premium strikes us as relatively high. And this is the first time that Centene has amounted a transaction that even in the short-term is diluted. So what was so compelling or pressing with the transaction that a large premium was necessary? And was some of this related to maintaining control for the management or board perspective? Thanks.

Michael Neidorff:	I’ll start and then Jeff and others can pick up. I think when one looks at the premium, you have to look at the VWAP number, the 30-day VWAP, versus a particular spot, when they borrow the market in which we’re in. They came in very similar from day-to-day. And we think on a 30-day VWAP basis, it is a typical premium for this kind of operation.

I think it’s very compelling putting these companies together to gain scale, critical mass, to continue to grow and invest in technology and the other things that create value for everyone. And so from a diluted standpoint, it is minimally dilutive in the first year. It could move to a breakeven, slightly positive even, depending on the timing and how the synergies kick in.

So we prefer to say it’s minimally dilutive. And then the synergies and others will kick in the second year will become accretive and over time that accretion will continue to grow. So it’s a sensible investment. The timing is controlled by when you can put things together and when you are in a very volatile market there never appears to be a great or bad time. When it comes together, you put it together.

Operator:	Our next question comes from the line of Kevin Fischbeck of Bank of America.

Kevin Fischbeck:	Great, thank you. So, I guess, the market might be a little bit surprised by this combination – I was – this wasn’t the combination I was expecting. But clearly some real strategic rationale here. I guess, the problem, the reason why it wasn’t the first thing I was thinking of was just the geographic overlap. I think on the Medicaid side, you’ve got eight meaningful states, four of which where it looks like you maybe have over 50 percent market share.

So as you mentioned earlier, that you feel confident in the ability to get this thing approved? How did you think about anti-trust in the Medicaid business? Is there something around the Medicaid program that makes larger market share less problematic from a DOJ perspective?

And I guess, have you had any conversations with any of your states around what they might be comfortable with, either specifically related to this transaction or whether, as in your prior transaction, both companies have done larger deals within states? So any color there would be great.

Kevin Counihan:	Let me start off. One, we couldn’t discuss anything with the states until this was announced. Two, we have some – both teams have very solid advisors, a lot of experience with dealing with Hart-Scott and various things. Three, when you’re looking at Medicaid, particularly, there is not the same issues or all the same issues from a competitive standpoint, and we don’t set the rates.

The rates are set by the state. And the requirement is that there be multiple plans for recipients to choose from. So while there is some overlap of some of the states, what we believe it’s all very manageable and now that this is announced, we will start yet today working with the states, dealing with the issues and moving to what we believe will be a successful process. Anything you want to add, Jeff?

Jeffrey Schwaneke:	Yes, Kevin. Thanks. This is Jeff. The other thing I’d just like to highlight for everybody is that the net $500 million of synergies, does include the synergies for a prudent amount of potential divestitures.

Kevin Fischbeck:	OK. That’s very helpful. And I guess, maybe – just – second question. The market right now seems to be very much focused on concerns around this Medicare rebate and Medicaid rebate regulation. How did that go into your due diligence on WellCare? Obviously, Part D and MA are going to be influenced by this. Any thoughts on potential disruption, 2020 or beyond from these rates and how that factored into your thought process?

Male:	Jeff, do you want to take that?

Jeffrey Schwaneke:	Yes, I mean, I think, obviously, as we looked at the combined enterprise, I mean, that was one of the things we considered. But, I think, it’s included in our analysis. And again, it’s the combined. I think if you look at the total volume that we’ve indicated on the slides of pharmacy management, I think, we believe that that’s something that’s going to be powerful for the company.

Michael Neidorff:	And I think it’s problematic (inaudible).

Kenneth Burdick:	Yes. Kevin, I think, the assets, the broad pharmacy assets of the combined organizations actually gives us all kinds of optionality, and we will be focused on creating value-added transparent approach to this space, which is currently receiving so much attention.

Kevin Fischbeck:	Great, thanks.

Operator:	Our next question comes from the line of Charles Rhyee of Cowen.

Charles Rhyee:	Yes, hey, thanks for taking the questions. I wanted to talk a little bit about the synergies, $500 million, and maybe related to pharmacy. Can you give us a breakdown on what the buckets of the synergies are going to be coming from? It seems like with the combination particularly in the pharmacy side, that’s a potential pool of savings for the company, just if you can give us a sense on where?

And in terms of as we think about our model, how we should be thinking about the split of synergy over the two-year period, is it more back-end weighted, or is it more even across the first couple of years? Thanks.

Jeffrey Schwaneke:	Yes, this is Jeff. I’ll get to the – the $500 million, I’ll give you a little more color on, I would say, the components that our G&A and more on the medical side. More than half of the synergies are going to be in the medical cost line. And so, if you look at the slide deck that we put out today, it’s really going to be the scale benefits and medical cost management. And then leveraging the WellCare Medicare platform on the Centene business, we think there is opportunities there.

So I guess, that’s the additional color I’ll give, is it – more than half is in the medical cost line. And I would say, between now and close, one of the things that Michael mentioned, is we’re going to be focused on accelerating, I think, synergy capture. So we have an opportunity to get to breakeven on year one. So I think that’s what we we’re looking towards to is effectively accelerating that capture.

Charles Rhyee:	And so, just to clarify, than if greater than 50 percent is medical cost, the remainder is it would be a mix between administrative cost as well as like – and then maybe pharmacy or is it just – is pharmacy not included in that bucket?

Jeffrey Schwaneke:	No. The pharmacy would show up in the medical cost line. And there is obviously,

Jeffrey Schwaneke:	yes, there is obviously administrative cost associated with pharmacy as well, but that’s the split I’ll give you.

Charles Rhyee:	OK. Great, thank you.

Operator:	Our next question comes from the line of A.J. Rice of Credit Suisse.

A.J. Rice:	Hi, everyone. Thanks. Congratulations on the deal. First of all, I guess, there’s two things going on operationally that we’re sort of pursuing this year. And I wonder, if this deal changes it, one was, I know, Centene was pursuing a protest in North Carolina.

Obviously, WellCare had had a big win in North Carolina. I wonder, does this change your thinking on this protest? And then second, on the pharmacy, I think, WellCare was pursuing a renew of their contract with CVS. Does this sort of put that on hold for year? And then you have more opportunity with the combined entity to ring out savings? Give us your thoughts on those if you would?

Michael Neidorff:	To start, I think – I think what’s important in North Carolina, we are two independent companies. We’re going to continue to pursue our protest and I think thats the appropriate way to go with our partners there, we have a commitment to them to pursue everything but we think it will be successful.

A.J. Rice:	OK.

Michael Neidorff:	Once we combine, we can deal with that. On the total spend and pharmacy, its close to, what), $30 billion or so, Ken? And so I think that would probably be a little work and you can help us and we’ll all work together on leveraging.

Kenneth Burdick:	Exactly. While we won’t be specific about timing, our intent would be to continue to look at the options as we near the end of our CVS contract. And with a combined approximate $30 billion of pharmacy spend, we think there will be some attractive opportunities for us to improve our current positions.

A.J. Rice:	OK. And maybe just if I could ask technically on the deal. Can you give us any flavor as to, is there a breakup fee? And how does that work on the transaction?

Michael Neidorff:	Jesse, why don’t you...

Jesse Hunter:	Yes. Yes, A.J., this is Jesse Hunter. So I think when you – we’re – first of all, we’re going to file the documents here later this morning so you’ll be able to go through. I think what you’ll see is – will be quite typical for transaction of this type, both structurally and in terms of the market rates for the fees. So I wouldn’t expect any surprises there.

A.J. Rice:	OK. Thanks a lot.

Michael Neidorff:	Thank you.

Operator:	Our next question comes from the line of Scott Fidel of Stevens.

Scott Fidel:	Hi, thanks. First question, just interested in how you’re thinking about approaching some of the integration of the health plans? I guess, particularly on the Medicaid side from the perspective of things like branding, given both two pretty powerful brands on the Medicaid side, and maybe some of the other key elements like that?

Michael Neidorff:	I would say that it’s early in the process that we will have a period of time before – excuse me – between now and we see the government approval. And that’s the appropriate time for both sides to sit down, look at it, consider what the approach will be with that approval. And the branding, we’ll look at the various bands.

Centene has been very decentralized in its name. There’s no reason to believe that will change. But there’s no reason also to believe in some of the products that Medicare and others that – WellCare is a strong brand, that those should not continue. So that’s something that Ken and I and our teams will sit down and go at very professionally, methodically. And maybe bring in some outside help from professionals of branding to determine what’s the best approach. We have time to do that.

Male:	Yes, Scott, both companies have a lot of experience with integration, and we would intend to look at all of the opportunities to combine the best talent, the best processes, products, et cetera, so that ultimately – our members, the recipients of care, the providers and that our government partners benefit from the best of both organizations.

Scott Fidel:	Got it. And then just a follow-up question, and may be a little bit early here, but I’m sure something you’re thinking about, just around the stand-alone Medicare growth strategy for Centene, and I think that 2020 was a year where you’ve been planning on ramping up sort of the geographic expansion for Centene, obviously, WellCare, gives you a significant advancement in terms of the pro forma Medicare geographic platform.

So – but obviously, you’re still independent companies. So really the question is, how do you think at this point around sort of the pacing of the stand-alone sort of expansion of the geographic footprint of the Medicare business for Centene in the context of also, here, the strategic combination with WellCare?

Michael Neidorff:	I think it was – it’s pretty logical), we’re going to have to – we will continue down our independent paths while we’re independent companies, while planning how to put it together, as quickly as we have the appropriate regulatory approvals. So we do but we will know once we have the approvals, we will have determined how we’re going to put it together and drive significant growth in Medicare that meets our stated objectives and WellCare’s. So I think it’s

Scott Fidel:	OK.

Michael Neidorff:	I think it’s particularly valuable in the Medicare area. They have a good (inaudible).

Scott Fidel:	OK. Thanks.

Operator:	Our next question comes from the line of Peter Costa of Wells Fargo.

Peter Costa:	Good morning. Congratulations on the deal. Couple of details on the consolidation. First off, the $500 million in synergies, do you expect that to be what you’ll get in year two? Or is that what you’ll be at for a run rate at the end of year two? Second, the debt that you’re putting on, the Barclays commitment there, the $8.2 billion seems a little high to me. Is that assuming you’re replacing the WellCare debt?

And then final question, if I look at consensus numbers for the Centene and WellCare for 2021? Looks like the deal will be actually a little more accretive than mid-single digits, so I assume there’s some further negatives in there. Or was there one of those that you saw some issue with, sort of where the consensus was?

Jeffrey Schwaneke:	Yes, so lot of questions there, Pete, but let me try to take them here in order. So on the synergy number, that is what we would expect to get in year two. Again, that’s a net number of – including any potential disynergies. And as I previously discussed, a prudent amount associated with potential divestitures. Two, on the debt side, you’re correct.

To have a fully committed bridge, we have backstopped the WellCare notes. They have a change in control put in those, so we backstopped that entire amount to have fully committed financing. So that’s how you get to the $8.35 billion. And your last question, refresh my memory here?

Peter Costa:	If I look at consensus numbers for both Centene and WellCare of 2021? And then kind of do the math like I get to – using the assumptions you just talked about. The deal would seem like it would be a little bit more accretive than mid-single digit. So it seems like there is something else that’s more negative in there. And I’m trying to figure out if that’s something that’s more negative in the deal itself? Or is that something that’s less positive relative to the consensus for either Centene or WellCare?

Jeffrey Schwaneke:	Yes. I don’t – I mean, I don’t have your specific model of the math there, but by our calculations, year two, again, we’re still comfortable with the mid-single-digit range.

Kenneth Burdick:	Yes. Peter, what I would add is, this was a highly collaborative effort to determine the synergies and we think they are very achievable.

Peter Costa:	OK. Thank you very much.

Operator:	Our next question comes from the line of Steve Tanal of Goldman Sachs.

Stephen Tanal:	Good morning, guys. Thanks for the question. This one’s probably for Michael. When the Centene did Health Net kind of the point around scale and getting scale was well taken. And I guess, it was hard to argue that Centene was not at scale, at least relative to the competition prior to this deal. But, I guess, what are your latest thoughts on that front, Michael? Is there – is the bar kind of moving higher in this space? And if so, why? And any thoughts around that?

Michael Neidorff:	Well, yes, I think, scale is a relative term, and Health Net to move us down the line to achieving scale, it doesn’t mean that there’s not a lot of advantages to continuing that scale. And here we’re adding scale across products like Medicare, we just talked about a minute ago, which we did not have the same scale as the competition, but this enhancement moves us down that line.

And on the Medicare, adding a few more states, it’s just – it’s always positive the more diversification you have, and we’ve stated for a long time that our strength is diversification. And within the states we’ve had, we have 325 contracts within those states. So we just there’s advantages to continuing to do it. So I think scale is a moving number.

And you don’t achieve a number, and say, I don’t need to grow further, I think, the more we can add, the more we can growth in this area. The better the recipients are, the better for the investors, because of the total scale. And there are other very large competitors out there. So it just makes us one of the top three, probably, companies in the industry, and as diversified as the other two top ones.

So it’s that kind of an approach we’re taking when we evaluate it. And so everything we do, it is not just for today, but we’re also taking the longer-term view, and how this moves us down the line that the long-term investors management, et cetera, will see the benefits, not just this year and next year, but in the subsequent years. So it’s just – it’s a combination that, I think, is very appropriate at this time.

Stephen Tanal:	Understood. And then may be one just for Drew and Ken. It sounds like there is going to be newly created positions for both of y’all). Could you maybe tell us what those positions are? How many – how long you all are committed to staying with Centene for and maybe back to Michael, how does this affect your thought process around successesion

Michael Neidorff:	What my attitude is, when you have really good people, their punishment is they have to stay. We have a solid relationship with – in a company this size. And our approach to managing here is a) really a partnership with the very senior people. The additions of Ken and Drew are very positive. And I’m not going to give – we’ve talked to them about specific positions, I think, will give them some increased scale and growth over what they’ve been doing.

Will be very beneficial to Centene and the combined companies. But in fairness, to all the employees in both companies, I am not going to say anything more than that, because it will just create an issue that over time will become very clear and positive for everyone. I have told everybody that ever miss that I am not concerned about having opportunities for good people.

I’m concerned about having enough good people for the opportunities. When you have a company that’s growing at the rate we are, we want to ensure that people are growing with us, and we have those kinds of opportunities. So I welcome the fact that – WellCare has the strength and its employees that it does.

Stephen Tanal:	Fantastic. Thank you.

Operator:	Our next question comes from the line of Lance Wilkes of Bernstein.

Lance Wilkes:	Yes, good morning. So can you talk a little bit about how you evaluate the Texas ACA ruling within the context of this large of a commitment? And obviously, you’re very well connected in for sort of a political standpoint? What’s your just general outlook that investors ought to be understanding as you’re looking at this?

Michael Neidorff:	I think this, I really appreciate the question. At any given time, there is going to be issues out there. And it’s not so much what you have and how you deal with it. On the ACA in Texas, at our Investor Day, just before they announced it, I – we told people it was going to happen. It was in that court with a judge that had ruled before, no question what the result would be.

Now it’s moved on to the appeals level. And there is a reasonable chance, not a guarantee, but a reasonable chance that they could overturn that rule. There is a lot of good reasons to do that. If it is not overturned and it goes to Supreme Court, conventional wisdom, not just ours, but others that follow us. It’s not going to be a 5 to 3 to overturn. But it will be a 7-2 that overturn. And then maybe even a 6-3.

So we’re comfortable with it. We have always maintained you base your decisions at a point in time based on the facts as they’re known today. And there are times, when we were expanding marketplace everybody said, why are you doing that now? There was a lot of doubt. Well, these things have a long way to play out. And I know there has been some recent press and the administration has taken a point of view and I understand that, that’s the politics.

Then there’s the practical side of it, that we do have a split government. There is a practical side of it that the judicial system is independent of the administrations, one ) in three branches, and then we’ve decided. And I think so – I’m comfortable that this will continue, and we’re doing contingency planning. Anyway, in this any business that’s contingency planning with the what-ifs, I’m not going to go into that detail. But it’s – I see it as less problematic.

I will just close by saying, I think, we’ve all realized in the world in which we are living today, there are different kinds of volatility. There are those based on earnings and results. There is volatility based on some very real things. And then there is a headline volatility. I’ll put this last thing in the category of headline volatility. Does that help you?

Lance Wilkes:	Yes. That’s very helpful. And then just on the regulatory approval process and the potential for any sort of prudent divestures there. Do you think that you’re going to be able to sell off just the specific contracts? Or will you have to package together management or any sort of infrastructure to sell that business off as well?

Michael Neidorff:	Let me – I think it would be prudent of us to talk to the regulators before we speculate a whole lot of people. But I can tell you, I have never in my career entered into a process where I’m selling off the organizations’ well. Unless there is some demand for it, and the individuals of the organization want to do that. We are – we have a lot of very loyal – both organizations – have very loyal people, with a great track record of success. And they can count on their senior management being very loyal to them, too.

Stephen Tanal:	Perfect. Thanks so much.

Operator:	Our next question comes from the line of Matthew Borsch of BMO.

Matthew Borsch:	Thank you and congratulations on the deal. Maybe if I could ask about your strategy on the Medicare side. It’s clear your dominance in Medicaid, your dominance on the ACA exchanges. Medicare is more – it seems like more of an open book for you two companies and how you’re going to operate that together.

To what extent are the Star scores going to be a particular focus? Because I know that’s something that you’ve had to work on organically. And that hasn’t always been easy. So can you just talk about your strategy on Medicare and specifically around the Star scores?

Michael Neidorff:	I’d like Ken to start and then I’ll pick up from there.

Kenneth Burdick:	Sure. Matthew, Star scores are absolutely essential. We will stay focused on improving the Star scores, across both of our organizations. And with Medicare, it’s actually one of the things that we’re most excited about. We see this combination, fundamentally improving our Medicare operations. So it’s not just about the size and scale, but we think it’s going to really propel us into a much more competitive position going forward.

Michael Neidorff:	I think, when you look at – I mean, Medicare is sometimes historically, twice in my career, successfully introduced products. Ken has a very powerful approach to it. I really think that this addition will only serve to excel at the Stars. We’re back at 4-Star ratings January of next year of 2020. Their Star ratings remain high and as Ken said, it’s something you never rest on your laurels about. When we achieved four I said to our team, how soon can I expect 4.5? If you reach for the Stars, you don’t come up with a handful of mud, so we’re going to apply that approach here.

Operator:	Again, if you have a question. Please press “star” then “1” on your telephone keypad. Our next question comes from the line of Dave Windley of Jefferies.

David Windley:	Hi, thanks for taking my questions and congrats on the deal. Michael, I wondered, if – how or if you contemplated options around continuing to be a buyer and acquirer and expansion of your own capabilities versus perhaps being the seller and becoming the anchor Medicaid platform for larger plan. How do you weigh those options for Centene?

Michael Neidorff:	Well, I always – as I said, I make the decisions based on the information available at the time. We have a strong platform. We come in, as I’ve said, a technology company that does health care. So I think we have a lot of capabilities that allow us to continue organically as well as inorganically, to grow this business across the Medicaid, Medicare, Marketplace, a full range of products. We’re in prison health now.

We’re in the Federal Services side of things. So I see that as a continued opportunity to really expand growth. I think the addition of what Ken and WellCare bring only is only additive to that. Those of you that have focused a little bit on the regulatory side, I believe, that the combination here because of the spaces its in, the regulatory side will work very well.

And in the opinion of others it – it may be more problematic. I don’t know, but I just – we could do this one now, it makes sense to do it. It makes us virtually $100 billion run rate company, when the two are put together, with $5 billion of EBITDA I said. When you start talking those size and levels, I think that’s a significant independent operation.

David Windley:	And perhaps a follow-up a little bit to Lance’s question may – kind of touch on this on your answer, but beyond the Texas court case, and thinking about what you’ve turned headline volatility, election campaign in Medicare for all, what might happen next year in terms of – control of Congress and control of Washington.

Is it simply going back to – you had an opportunity to do this now, and you take the facts as they are today. How much do you kind of think about the potential for significant change in policy over the next, say two years that would influence the business mix of this combination?

Michael Neidorff:	Well, I’ll start off and I’m not trying to be a smart Alex, but I can’t really forecast with any degree of accuracy what’s going to happen in the 2020 election and the mix of the house and senate and presidency and all those issues, then I probably would sell this company and go into that business. But I don’t think that’s going to happen. Two, it really was a case of looking and saying that, is all those challenges and some people see it of uncertainty.

I see that as an ideal time to take an appropriate actions based on today’s facts. And when it comes together, we’ll be in a stronger position to aware ourselves no matter what happened. Medicare-for-All at recent conferences, I pulled out the data. And what that will cost, in terms of to the federal government. At the low end, over 10 years, $25 trillion. At the high end, $38 trillion. And what is a over 10 years, $58 trillion budget. So you started looking at those kinds of additions to the budget. I don’t know, we can afford that. .

I do know we cannot afford that. So I think we have to once again look at the practical, the political and everything I saw and said. This is a great transaction. It puts two good, great companies together, in a very meaningful way, serving a lot of audience that you can never do enough to serve. You always want to keep accelerating, improving the systems and things. And this really, I think, will prove to be a very successful and serious transaction.

Operator:	And ladies and gentlemen, we have time for one more question. Our final question will come from the line of Gary Taylor of JPMorgan.

Gary Taylor:	I just wanted to come back to a couple of topics that were touched on. In the first is just Ken and his teams commitment to the new company. So I heard your comments, Michael. I think we’ve seen transactions where acquired management team is gone in 6 months, and people say, well that was always contemplated.

I think, obviously, succession has been a question for Centene for some time. So it doesn’t sound like you’re prepared a name a successor at this point. So those are two very broad extreme in terms of how investors might look at Ken’s ongoing role of the company. Is there an opportunity to say anything else on the way you are thinking there?

Michael Neidorff:	I’ll let Ken respond to how he sees it from his side and his team staying on board. . I will tell you, I think, I just got an extended contract. So that is at least 5 more years. And I don’t want to jinx it but perhaps with good health and energy, a team that is very supportive, moldable and our board has looked in different and have different individuals of mind as successors that are developing as potential successes.

And I expect at this point in time, what I am ready to hang up the spurs they’ll have a serious choice to make. And they will have a choice of two or three people. So I think that’s the best possibility. What I will tell you this, is very important. And we have a lot of discussions in the Boardroom about this. So we want to be very careful to maintain the culture of Centene. It’s a can-do culture.

It’s a team that deals with competition on the outside not on the inside. And I am very proud as we work through these transactions, as how we work together as a team. And everybody really brought what was necessary to the party. Whatever we do, we will allow nothing to destroy that. Ken, do you want to add about –

Kenneth Burdick:	Sure. So Gary, this certainly would not be a case of us hanging around for 6 months. I could speak for both Drew and myself that we’re committed to being a part of this exciting combination. Neither company needed to do this, both companies were performing exceedingly well, growing, strong financial performance. But this was a unique opportunity to bring them together to create something much stronger.

Michael’s comment about culture are really important. So I’m just going to add that, this was a critical part of both companies’ consideration. Both organizations are oriented toward a strong local presence. Both organizations think about a holistic approach to members, where we were thinking about integrated solutions and great respect and appreciation for everybody in the organization at all levels. So in those 3 areas, that was great alignment of the culture, which makes us excited about what we can do as a combination.

Gary Taylor:	My one quick follow-up, if I could. I know this has been asked as well, but given Centene has much more exchange exposure and Medicaid expansion exposure than WellCare. And Ken, you’re asking your shareholders, you and your new board are asking shareholders take a lot of Centene stock. Is there any material adverse change, language in the purchase agreement related to any tail risk, court case outcome related to the ACA?

Jesse Hunter:	Gary, this is Jesse. As I said before, you’ll have a chance to see for yourselves, but the provisions with respect to anything along those lines would be very typical. So you’re not going to see any particular carve-outs and (inaudible) under specific circumstances. So as I said before, I wouldn’t expect anything to be a surprise, in what you see in the merger agreement.

Michael Neidorff:	Yes. I’ll just add, I did – any transaction (inaudible) a lot of things. And this one, the benefits are doing far out weigh, I think, for both parties, any of the alternatives. We see this as a great combination for everybody.

Kenneth Burdick:	Yes. And we’ve admired what Michael and his team have done in the exchange and marketplace business, They’ve grown a very, very strong position. We’ve got today a position in Michigan that we look forward to being able to leverage their platform. And we’ve made a commitment in North Carolina. So that’s another area where we think we’re very complementary.

Operator:	And ladies and gentlemen, we will actually continue on to our next question. Our next question will come from the line of Justin Lake of Wolfe Research.

Justin Lake:	I appreciate you’ve squeeze me in here. Just 2 follow-ups. The first is, on the PBM, you talked about the $30 billion-plus spending and the potential to get some my savings there. Is there potential that you keep it separate?

I mean, I think you’ve announced – Michael that you’re going to bring the Centene business in from CVS. Would you keep it separate, half internal, half with CVS, potentially or external? Or do you feel like you’re going to take the whole thing out of the bid? Or is an expectation in the synergies that you’re going to bring it all in-house, eventually?

Michael Neidorff:	I think, as you know, we are moving to our Rx Advantage within the Centene platform. We said, that’s going to take probably through ‘20 to get that done. So let’s get that done, it’s going very well, I think, it’s been seamlessly. And there are a lot of advantages to it.

And then still incorporating working with CVS; some of what we’re doing there. So I think the best and most honest answer there is to be determined. We’re still working through it. That is status quo until we have a reason that is cause to do something else.

Kenneth Burdick:	Justin, again, we’re very excited about the combination and the portfolio of assets that we have in a pharmacy space. And one of the things that we’ll be focused on between now and closing is, how what the go-forward strategy is. So it would be premature today to try to articulate what that might be.

Michael Neidorff:	(Inaudible).

Justin Lake:	The second question that I have is, on just a quick numbers question. You’ve talked about year 1 and year 2 synergies accretion, is – just to confirm, is that your 12 months after the deal, 24 months after the deal? Or is that 2020 and 2021?

Jeffrey Schwaneke:	No. It’s 12 months and 24, you’ve got that right. Because we’ve said we said that, we expect it to close in the first half of 2020.

Justin Lake:	Got it. Got it. And then, I’ll take one last crack. I know you’ve gotten a couple of questions on the combined management team, and I think Michael, what you’re realizing is that, you put together a real All-Star team here with the combination of Centene and WellCare Group, so everyone is trying to figure this out. Maybe, can you tell us whether with the deal, Ken and Drew have they signed a retention agreement of some sort to keep them with the company? Is there something in writing that says they’re going to stay with the company for a certain period of time?

Kenneth Burdick:	Those things are in process, I don’t think it would make sense for us to try to comment this morning.

Michael Neidorff:	I would you say that we are working through the details (inaudible). We’re working through the details and I expect very shortly to have it all executed.

Justin Lake:	OK. I am not so sophisticated when it comes to this stuff. Is that typical that those are negotiate after the deal – is consummated or announced I should say.

Michael Neidorff:	(Inaudible).

Justin Lake:	Say, rather than before?

Michael Neidorff:	It can be either way. What I would say is that Ken and I and Jeff, Jesse, Drew. The 2 teams, we’re really focused on getting the deal done. And when you’re going public to public – until last night, when some rumors broke – this will be the third deal we’ve done without a lot of leaks, because we don’t negotiate these things in the paper.

So our focus was let’s get the essential things done that protect the shareholders, and get the numbers and everything else right, synergies get everything we need to know to make sure that this deal was due diligence, right. Ken and I have had discussions. We know what where we’re going to end up. It’s going to be positive for the company, positive for Ken and Drew, and when it is all announced, everyone’s going to say now I understand.

Operator:	And our final question comes from the line of Ana Gupte of SPB Leerink.

Anagha Gupte:	I appreciate you squeezing me in. So just one final one, if I could from both of you and – Ken and Michael. Ken, as we’ve talked for years now and been a bull on your stock. Do you feel that this at some point that there was may have been a ceiling on your ability to grow in Medicare and/or expand margins? Because we have a whole bunch of vertical consolidation that’s happening. And it’s at some point, it’s a scale issue and you need in house PBM assets and so on?

Or is it that in a combination of any policy add wins that you might have perceived to suddenly add loud noise on the street and what’s going on with the rebates and – And did you feel that at some point, it made sense to roll this up in a broader platform? And then Michael, from your standpoint, you’ve build an amazing in-house set of capabilities with the cloud PBM. And just it’s all of the Texas terms and even got genomics on all those. Is it that you now see yourself now as platform consolidator or (inaudible)? And you’ve certainly done it beautifully with Health Net and Fidelis.

Michael Neidorff:	So let me and Ken can add to this, but if we didn’t see growth potential – significant growth, to what Ken and his team are doing across the Medicare and their product line, than that would have been a turnoff to us. What our interest was the fact that they are growing, they have a plan to grow their business.

And in combination with our systems, technical capabilities in that, we can accelerate that growth. And so – and I see them helping us accelerate our Medicare. So this really – its really over worked the word in terms when you talk about synergistic combinations outside of the financial side. this really is. So I think that deal is good.

Relative to the team, the platform. I just see it all coming together and not unlike what we did with the other acquisitions. I see this really just the accelerating our growth, continuing and I think when the S comes out, Jeff, people will see the kind of growth that we anticipated, its still premature to the finalizing of some of the numbers.

The time was right, the partnership was right. The culture, the feelings of everybody that this was the time to put these two companies together.

Kenneth Burdick:	I don’t think there was a ceiling, I wouldn’t describe it that way. I think both companies, as I said, high-growth, high-performing companies independently, as we began these discussions, we saw a technology and set of analytic capabilities that we were really impressed with.

We saw the opportunity for us to bring things like our vision and dental spend in-house. Right now, we have vendors. So we saw that with this combination, it would allow us to accelerate the move that we were making toward innovation and differentiation. And obviously, we will get there much quicker through this transaction.

Anagha Gupte:	Good luck with it, congrats. I think you will be a powerhouse.

Michael Neidorff:	Well, thank you, everybody. We’re looking forward to continuing to talk to you about it. And I think I speak for all of us when I say it’s exciting, and CEOs aren’t supposed to feel excited. But this time, I can use the word excited.

Kenneth Burdick:	Thank you all. Thank you.

Operator:	Thank you. Ladies and gentlemen, this does conclude today’s conference call. You may now disconnect, and have a wonderful day.

END

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue”

and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and Centene Corporation is including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CARDINAL AND WELLINGTON ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CARDINAL, WELLINGTON, THE WELLINGTON TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the WellCare Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.